Filed by Precision Drilling Trust
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File Number: 001-08226
     A news release by Precision Drilling Trust (“Precision Drilling”) regarding Precision Drilling’s December 2008 distribution was filed by Precision Drilling under cover of Form 6-K on December 18, 2008 and is incorporated by reference into this filing.
     Precision Drilling and Grey Wolf, Inc. (“Grey Wolf”) have filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus, and each of the companies has filed and plans to file with the SEC other documents regarding the proposed business combination between the companies. Grey Wolf and Precision Drilling and their respective directors, trustees and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Grey Wolf shareholders to be held to approve, among other things, the proposed transaction. Grey Wolf shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as the other documents filed or to be filed with the SEC, because they contain important information.
     Grey Wolf shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Precision Drilling and Grey Wolf, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus are available, without charge, by directing a request to Grey Wolf, Inc., 10370 Richmond Avenue, Suite 600, Houston, Texas, 77042, Attention: Investor Relations, or to Precision Drilling Trust, 4200, 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7, Attention: Investor Relations.